Filed by: Morgan Stanley ETF Trust

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.

Subject Company: Morgan Stanley Global Fixed Income Opportunities Fund

SEC File No. 811-06515 and 033-44782

Q&A: Proposed Conversion to an Exchange-Traded Fund (“ETF”)
April 25, 2025

Morgan Stanley Global Fixed Income Opportunities Fund (the “Acquired Fund”)

Q1:          I understand that the Acquired Fund is seeking shareholder approval to convert to an ETF (the “Acquiring Fund” and together with the Acquired Fund, the “Funds”). What can you tell me?

A1:          At a meeting held on April 23-24, 2025, the Board of Trustees of Morgan Stanley Global Fixed Income Opportunities Fund (to be renamed, Morgan Stanley Income Opportunities Fund) (the “Acquired Fund Board”) unanimously approved the reorganization of the Acquired Fund into an ETF (the “Reorganization”). The Reorganization is subject to approval by Acquired Fund shareholders (“Acquired Fund Shareholders”). The Acquiring Fund is named Eaton Vance Income Opportunities ETF and will be traded on the NYSE Arca. Subject to approval by Acquired Fund Shareholders, the Reorganization is anticipated to occur on or about November 7, 2025 (the “Closing Date”).

As previously announced in a supplement dated March 14, 2025 to the Acquired Fund’s Summary Prospectuses, Prospectuses and Statement of Additional Information, at a meeting held on March 12-13, 2025, the Acquired Fund Board approved certain changes to the Acquired Fund, which will be effective on May 30, 2025. As described in more detail in the March 14, 2025 supplement, the changes include: (i) changing the Acquired Fund’s name from “Morgan Stanley Global Fixed Income Opportunities Fund” to “Morgan Stanley Income Opportunities Fund”; (ii) implementing certain changes to the Acquired Fund’s principal investment strategies, including, but not limited to, removing the Acquired Fund’s non-fundamental investment policy to normally invest at least 80% of its net assets (plus any borrowings for investment purposes) in a portfolio of fixed-income securities and adding a minimum average credit quality for the Acquired Fund of BBB- or higher as rated by S&P Global Ratings Group or Fitch Ratings, Inc. or Baa3 or higher as rated by Moody's Investors Service, Inc.; and (iii) terminating the Sub-Advisory Agreement between Morgan Stanley Investment Management Inc. (“MSIM”) and Morgan Stanley Investment Management Limited with respect to the Acquired Fund. There will also be changes to the Acquired Fund’s portfolio management team effective on May 30, 2025.

If the Reorganization is approved by shareholders, on the Closing Date shareholders who own shares of the Acquired Fund through a brokerage account that can accept shares of an ETF will receive shares of the Acquiring Fund (“Acquiring Fund Shares”) with an aggregate net asset value (“NAV”) equal to the aggregate NAV of their Acquired Fund shares held immediately prior to the Reorganization, except with respect to cash received. Acquiring Fund Shares will not be issued in fractional shares, so cash will be paid to some Acquired Fund Shareholders in lieu of the fractional shares and such cash payment may be taxable.

If shareholders do not hold Acquired Fund Shares through a brokerage account that can accept shares of an ETF on the Closing Date of the Reorganization, they will not receive Acquiring Fund Shares as part of the Reorganization. Instead, their investment will be liquidated. They will receive cash, which will be equal in value to the aggregate NAV of their Acquired Fund shares calculated as of the Closing Date of the Reorganization, other than as explained below. The liquidation of the investment and return of cash may be taxable. If shareholders hold shares of the Acquired Fund through an individual retirement account (“IRA”) or group retirement plan whose plan sponsor does not have the ability to hold shares of ETFs on its platform, the shareholders may need to redeem their shares prior to the Reorganization or, if applicable, their financial intermediary may transfer their investment in the Acquired Fund to a different investment option prior to the Reorganization. If shareholders hold shares of the Acquired Fund through an IRA directly with the Acquired Fund at its transfer agent, SS&C Global Investor and Distribution Solutions, Inc., and the shareholders do not take action prior to the Reorganization, such Acquired Fund Shares will be exchanged for R Shares of Morgan Stanley U.S. Government Money Market Trust.

Q2:          How will the Acquired Fund change post-conversion?

A2:          As described above, the Acquired Fund Board has approved certain changes to the Acquired Fund, which will be effective on May 30, 2025. The table below summarizes certain differences between the Acquiring Fund and Acquired Fund after giving effect to the May 30, 2025 changes to the Acquired Fund described above. There are also differences between the fee and expense arrangements for the Acquired Fund and Acquiring Fund. The fee and expense structure of the Acquiring Fund is described below.

Fund Changes	Acquired Fund	Acquiring Fund
Fund Name	Morgan Stanley Income Opportunities Fund	Eaton Vance Income Opportunities ETF
Portfolio Managers	Michael Kushma Andrew Szczurowski, CFA* Brian Shaw, CFA* Justin Bourgette, CFA*	Michael Kushma Andrew Szczurowski, CFA Brian Shaw, CFA Justin Bourgette, CFA Brandon Matsui, CFA

*Will begin managing the Acquired Fund on May 30, 2025. Prior to such date, other individuals serve as portfolio managers of the Acquired Fund along with Michael Kushma.

Q3:          Why is the Reorganization being proposed?

A3:          MSIM anticipates certain benefits associated with the ETF structure, which it believes will better serve the interests of shareholders, including additional trading flexibility, increased transparency and the potential for enhanced tax efficiency.

Q4: What is the fee and expense structure of the Acquiring Fund?

A4: The Acquiring Fund employs a unitary fee structure pursuant to which MSIM bears substantially all operating expenses of the Acquiring Fund, subject to certain exceptions. MSIM has agreed to reduce its management fee so that Total Annual Fund Operating Expenses of the Acquiring Fund, excluding distribution fees, if any, brokerage expenses, acquired fund fees and expenses, taxes, interest, litigation expenses, and other extraordinary expenses, including the costs of proxies, not incurred in the ordinary course of the Acquiring Fund’s business, will not exceed 0.50%. The fee waiver will continue for two years from the date of the Reorganization or until such time as the Board of Trustees of Morgan Stanley ETF Trust acts to discontinue all or a portion of such waiver when it deems such action is appropriate. It is not expected that the fee waiver will be extended.

More information on the comparison of the fee and expense arrangements of the Acquired Fund and Acquiring Fund will be available in the combined Proxy Statement and Prospectus.

Q5:          Are there other benefits that shareholders will experience?

A5:          Yes. Shareholders of the Acquiring Fund will also benefit from additional trading flexibility, increased transparency, and the potential for enhanced tax efficiency.

•	Additional Trading Flexibility: Acquired Fund Shareholders can only purchase or redeem Acquired Fund Shares at a price based on the Acquired Fund’s NAV that is next calculated after your order is received by the Acquired Fund. This NAV is calculated once per business day. Shareholders of the Acquiring Fund, however, will have additional trading flexibility by being able to purchase and sell Acquiring Fund Shares throughout a trading day on the secondary market. These trades will occur at market prices, which may be higher or lower than the Acquiring Fund’s NAV per share. This intraday liquidity will give Acquired Fund Shareholders the opportunity to act on purchase and sale decisions immediately, rather than waiting to transact at the Acquiring Fund’s NAV.

•	Increased Transparency: Currently, the Acquired Fund only provides periodic disclosure of its complete portfolio holdings. The Acquiring Fund will make its complete portfolio holdings public each business day. This holdings information, along with other information about the Acquiring Fund, will be found on the Acquiring Fund’s website at www.eatonvance.com.

•	Potential for Enhanced Tax Efficiency: Current Acquired Fund Shareholders are expected to benefit directly from the potential for greater tax efficiency and trading efficiency with the ETF structure, as ETFs generally experience fewer portfolio transactions than mutual funds due to the secondary market liquidity of the ETF structure. However, given that the Acquiring Fund will effect some or all of its creations and redemptions in cash rather than in-kind, a shareholder will not benefit from the greater tax efficiency of the ETF structure to the same extent as a shareholder of an ETF that effects all of its creations and redemptions in-kind.

Q6:          Will the Reorganization affect the way investments are managed?

A6:          At the time of the Reorganization, after giving effect to the May 30, 2025 changes to the Acquired Fund described above, the Reorganization is not expected to affect the way the Acquired Fund’s investments are managed. At the time of the Reorganization, the Acquired Fund and the Acquiring Fund will have identical investment objectives and principal investment strategies. There are several important differences between the Acquired Fund and the Acquiring Fund with respect to their principal investment risks due to the ETF structure, as described above and as will be described in the combined Proxy Statement and Prospectus. In addition, at the time of the Reorganization, the Acquired Fund and the Acquiring Fund will have substantially similar fundamental investment policies. However, the Acquired Fund’s investment objectives are “fundamental” (i.e., they may not be changed without shareholder approval) whereas the Acquiring Fund’s investment objectives may be changed without shareholder approval with notice to shareholders.

MSIM is the investment adviser to each of the Acquired Fund and Acquiring Fund. At the time of the Reorganization, the same individuals responsible for the day-to-day portfolio management of the Acquired Fund will be responsible for the day-to-day portfolio management of the Acquiring Fund, with the addition of one portfolio manager. Prior to May 30, 2025, the Acquired Fund receives investment advisory services from a sub-adviser affiliated with MSIM and other individuals serve as portfolio managers along with Michael Kushma. The Acquiring Fund is a series of the Acquiring Fund Trust and will not commence operations until the consummation of the Reorganization.

Q7:          Will the Reorganization result in any portfolio manager changes?

A7:          At the time of the Reorganization, the same individuals responsible for the day-to-day portfolio management of the Acquired Fund will be responsible for the day-to-day portfolio management of the Acquiring Fund, with the addition of one portfolio manager. Prior to May 30, 2025, other individuals serve as portfolio managers along with Michael Kushma.

Q8:          Will the Reorganization result in any federal tax liability to shareholders?

A8:          The Reorganization is intended to be treated as a tax-free reorganization for U.S. federal income tax purposes. If the Reorganization qualifies for tax-free treatment, Acquired Fund Shareholders generally will not recognize a taxable gain (or loss) for U.S. federal income tax purposes as a result of the Reorganization (except with respect to cash received or with respect to investors whose shares are redeemed prior to the Reorganization, as explained herein). Acquiring Fund Shares will not be issued in fractional shares. As a result, cash will be paid to Acquired Fund Shareholders in lieu of fractional Acquiring Fund shares, which cash payment may be taxable. Capital gains from holdings sold by the Acquired Fund prior to the Reorganization may be distributed either (i) by the Acquired Fund prior to the Reorganization or (ii) by the Acquiring Fund after the Reorganization.

Different tax considerations apply to Acquired Fund Shareholders if they hold their Acquired Fund shares through a fund direct IRA and exchange their Acquired Fund shares for R Shares of Morgan Stanley U.S. Government Money Market Trust. Exchanges within an IRA will generally not result in the current recognition of a capital gain or loss for federal or state income tax purposes. With limited exceptions, distributions from a retirement plan account are taxable as ordinary income. In addition, as described above, Acquired Fund Shareholders may also experience tax consequences if their investment is liquidated and the cash value of their Acquired Fund shares is returned to them or if their Acquired Fund shares are transferred by their financial intermediary to a different investment option because they did not hold their shares of the Acquired Fund through a brokerage account that can accept Acquiring Fund Shares on the Closing Date of the Reorganization. In some cases, the liquidation of their investment and return of cash, or the transfer of their investment, may be subject to tax. Acquired Fund Shareholders should consult their tax advisors.

In addition, if the Reorganization is approved by shareholders, the Acquired Fund will incur transaction costs during the period prior to and in connection with the Reorganization with respect to any redemptions of Acquired Fund Shareholders. To fund the redemption transactions, the Acquired Fund may have to sell securities. These transactions may also result in net realized capital gains to the Acquired Fund, which may result in taxable distributions to shareholders either (i) by the Acquired Fund prior to the Reorganization or (ii) by the Acquiring Fund after the Reorganization. Furthermore, redemptions of a large number of Acquired Fund Shares relative to the size of the Acquired Fund may have adverse tax consequences limiting the use of any capital loss carryforwards and certain other losses of the Acquired Fund to offset any future realized capital gains.

Q9:          How will the Reorganization affect Acquired Fund Shareholders?

A9:          In order to receive Acquiring Fund Shares as part of the Reorganization, shareholders must hold their Acquired Fund shares through a brokerage account that can accept shares of an ETF on the Closing Date of the Reorganization. If shareholders hold Acquired Fund shares through a brokerage account that can accept shares of an ETF on the Closing Date of the Reorganization, they will automatically become shareholders of the Acquiring Fund.

If the Reorganization is approved and shareholders desire to hold Acquiring Fund shares, it is important for them to determine that they hold their Acquired Fund shares in the type of account that can accommodate the receipt of the ETF shares that will be received in the Reorganization.

Following the Reorganization, shareholders may bear certain costs with respect to maintaining brokerage accounts and buying and selling Acquiring Fund shares in the secondary market that shareholders do not experience as shareholders of the Acquired Fund.

Q10:       How is this proposed change being communicated to Acquired Fund Shareholders?

A10:        At this time, the Acquired Fund’s Summary Prospectuses, Prospectuses and Statement of Additional Information have been supplemented. Additionally, Acquired Fund Shareholders of record as of July 17, 2025 will receive a combined Proxy Statement and Prospectus that contains important details regarding the Reorganization in advance of the Special Meeting of Shareholders, where shareholders of the Acquired Fund will vote on the Reorganization.

Q11:       What if Acquired Fund Shareholders do not want to own Acquiring Fund shares?

A11:       If Acquired Fund Shareholders do not want to (or cannot) receive Acquiring Fund shares in connection with the Reorganization, they can exchange their Acquired Fund shares for shares of another Morgan Stanley mutual fund that is not participating in the Reorganization or redeem their Acquired Fund shares. Prior to doing so, however, they should consider the tax consequences associated with either action. The last date to redeem or exchange shares into another Morgan Stanley mutual fund prior to the Reorganization is the second business day immediately preceding the Closing Date (and the Closing Date is anticipated to be on or about November 7, 2025).

Q12:       Will Acquired Fund Shareholders be able to trade the Acquiring Fund immediately after the Acquiring Fund commences operations?

A12:        If the Reorganization is approved, Acquiring Fund Shares will be listed for trading on the NYSE Arca and available for trading at market open on launch date. As soon as an Acquired Fund shareholder’s broker dealer processes the conversion event on launch date, their Acquiring Fund shares should be available in their account to trade.

Q13:       What will happen to the Acquired Fund’s performance track record?

A13:        Upon the closing of the Reorganization, the performance track record of the Acquired Fund will be adopted by the Acquiring Fund.

Q14:        What is the anticipated timeline for the Reorganization?

A14:        A summary of anticipated timeline for the Reorganization is outlined below:

Approval by the Boards of Trustees of the Acquired Fund and Acquiring Fund	April 23-24, 2025
Filing of the Initial Combined Proxy Statement and Prospectus	On or about June 24, 2025
Record Date	July 17, 2025
Effective Date of the Combined Proxy Statement and Prospectus	On or about July 24, 2025
Approximate Date of Combined Proxy Statement and Prospectus Mailing	Early August 2025
Date of Shareholder Meeting	September 15, 2025, as may be Postponed or Adjourned
Date of Soft Close of Acquired Fund to New Investors and Waiver of (i) Sales Charge on Class A Shares of the Acquired Fund; (ii) CDSC on Class A and Class C Shares of the Acquired Fund; (iii) 12b-1 Fees for Any Applicable Share Class of the Acquired Fund; and (iv) Any Finder’s Fee Payments Applicable to Any Class of Shares of the Acquired Fund	On or about October 1, 2025
Final Date to Purchase Acquired Fund Shares or Exchange Shares of Another Morgan Stanley Mutual Fund for Acquired Fund Shares	On or about November 5, 2025
Final Date to Redeem Acquired Fund Shares or Exchange Acquired Fund Shares for Shares of Another Morgan Stanley Mutual Fund	On or about November 5, 2025
Closing Date	On or about November 7, 2025
Acquiring Fund Begins Trading	On or about November 10, 2025

* * * * *

In connection with the Reorganization discussed herein, a combined Proxy Statement and Prospectus will be included in a registration statement on Form N-14 that will be filed with the Securities and Exchange Commission (the “SEC”). After the registration statement is filed with the SEC, it may be amended or withdrawn and the combined Proxy Statement and Prospectus will not be distributed to Acquired Fund Shareholders until the registration statement is effective. Investors are urged to carefully read the combined Proxy Statement and Prospectus and any other relevant documents when they become available because they will contain important information about the Reorganization and the Acquiring Fund. After they are filed, free copies of the materials will be available on the SEC’s web site at www.sec.gov. You may also request a free copy of these materials without charge by writing to the Funds at 1585 Broadway, New York, New York 10036, or by calling toll-free 1 (800) 869-6397.

This communication is not a solicitation of proxy. This communication is for informational purposes only and does not constitute an offer of any securities for sale. No offer of securities will be made except pursuant to a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Investors should consider the investment objectives, risks, fees and expenses of the Funds carefully.

All investments involve risk, including the possible loss of principal. There is no guarantee that the investment objectives of a Fund will be achieved. Past performance is no guarantee of future results.

Unlike mutual funds, ETFs may trade at a premium or discount to their NAV per share. Because ETF shares are traded in the secondary market, a broker may charge a commission to execute a transaction in the shares, and an investor may incur the cost of the spread between the price at which a dealer will buy shares and the price at which a dealer will sell shares.

Morgan Stanley Distribution, Inc., 1585 Broadway, New York, NY 10036, is the distributor of Acquired Fund Shares.

Foreside Fund Services, LLC, 3 Canal Plaza Suite 100, Portland, ME 04101, is the distributor of Acquiring Fund Shares.